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                           March 22, 2024

       Nick Swenson
       Chief Executive Officer
       Air T, Inc.
       11020 David Taylor Drive, Suite 305
       Charlotte, NC 28262

                                                        Re: Air T, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 12,
2024
                                                            File No. 333-277855

       Dear Nick Swenson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Philip Colton